UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Kezar Life Sciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

49372L100
(CUSIP Number)

June 20, 2018 †
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
† Beneficial ownership information reported in this Schedule 13G is as of the date of filing.

CUSIP NO.	49372L100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 652,326 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 652,326 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 652,326 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.6% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	49372L100

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 652,326 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 652,326 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 652,326 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.6% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	49372L100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare Fund I, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 803,116 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 803,116 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 803,116 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	49372L100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 803,116 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 803,116 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 803,116 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	49372L100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,572,909 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,572,909 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,909 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.6% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	49372L100
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,572,909 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,572,909 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,909 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.6% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

CUSIP NO.	49372L100
Item 1.
(a)	Name of Issuer

Kezar Life Sciences, Inc.
(b)	Address of Issuer’s Principal Executive Offices
4000 Shoreline Court, Suite 300, South San Francisco, California 94080

Item 2.
(a)	Name of Person Filing

Cormorant Global Healthcare Master Fund, LP Cormorant Global Healthcare GP, LLC Cormorant Private Healthcare Fund I, LP Cormorant Private Healthcare GP, LLC Cormorant Asset Management, LP Bihua Chen
(b)	Address of Principal Business Office or, if none, Residence

200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship

Cormorant Global Healthcare Master Fund, LP - Cayman Islands
Cormorant Global Healthcare GP, LLC - Delaware
Cormorant Private Healthcare Fund I, LP - Delaware
Cormorant Private Healthcare GP, LLC - Delaware
Cormorant Asset Management, LP - Delaware
 Bihua Chen - United States

(d)	Title of Class of Securities

Common Stock
(e)	CUSIP Number
49372L100

CUSIP NO.	49372L100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Cormorant Global Healthcare Master Fund, LP – 652,326 shares
Cormorant Global Healthcare GP, LLC – 652,326 shares
 Cormorant Private Healthcare Fund I, LP – 803,116 shares
Cormorant Private Healthcare GP, LLC – 803,116 shares
Cormorant Asset Management, LP – 1,572,909 shares
Bihua Chen – 1,572,909 shares

(b)	Percent of Class

Cormorant Global Healthcare Master Fund, LP – 3.6%
 Cormorant Global Healthcare GP, LLC – 3.6%
Cormorant Private Healthcare Fund I, LP – 4.4%
Cormorant Private Healthcare GP, LLC – 4.4%
Cormorant Asset Management, LP – 8.6%
 Bihua Chen – 8.6%

CUSIP NO.	49372L100

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP - 0 shares
 Cormorant Global Healthcare GP, LLC - 0 shares
Cormorant Private Healthcare Fund I, LP - 0 shares
Cormorant Private Healthcare GP, LLC - 0 shares
Cormorant Asset Management, LP - 0 shares
Bihua Chen - 0 shares

	(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 652,326 shares
Cormorant Global Healthcare GP, LLC – 652,326 shares
 Cormorant Private Healthcare Fund I, LP – 803,116 shares
Cormorant Private Healthcare GP, LLC – 803,116 shares
Cormorant Asset Management, LP – 1,572,909 shares
Bihua Chen – 1,572,909 shares

	(iii)	sole power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 0 shares
 Cormorant Global Healthcare GP, LLC – 0 shares
Cormorant Private Healthcare Fund I, LP - 0 shares
Cormorant Private Healthcare GP, LLC - 0 shares
Cormorant Asset Management, LP – 0 shares
Bihua Chen – 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 652,326 shares
Cormorant Global Healthcare GP, LLC – 652,326 shares
 Cormorant Private Healthcare Fund I, LP – 803,116 shares
Cormorant Private Healthcare GP, LLC – 803,116 shares
Cormorant Asset Management, LP – 1,572,909 shares
Bihua Chen – 1,572,909 shares

*** Shares reported herein for Cormorant Asset Management, LP represent shares which are beneficially Cormorant Global Healthcare Master Fund, LP (the “Master Fund”) and Cormorant Private Healthcare Fund I, LP (“Fund I”), as reported herein, and a managed account (the “Account”).  Cormorant Global Healthcare GP, LLC and Cormorant Private Healthcare GP, LLC serve as the general partners of the Master Fund and Fund I, respectively. Cormorant Asset Management, LP serves as the investment manager to the Master Fund, Fund I and the Account.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP, LLC and the general partners of Cormorant Asset Management, LP.  Each of the Reporting Persons

CUSIP NO.	49372L100

disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	49372L100

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
July 2, 2018

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
       its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND I, LP
By: Cormorant Global Healthcare GP, LLC
       its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
       its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen